KEVIN J. YOURMAN (147159)
VAHN ALEXANDER (167373)
WEISS & YOURMAN
10940 Wilshire Blvd.
24th Floor
Los Angeles, California 90024
Tel: (310) 208-2800

Attorneys for Plaintiff


                        SUPERIOR COURT OF THE STATE OF CALIFORNIA

                              FOR THE COUNTY OF SAN DIEGO


PETER VERRONE on Behalf of Himself and all Others )  CASE NO. 720700
Similarly Situated,                               )
                                                  )  (VIA FACSIMILE)
     Plaintiff,                                   )
                                                  )  CLASS ACTION
                                                  )  ------------
          v.                                      )
                                                  )
MYCOGEN CORPORATION, DOW                          )  COMPLAINT FOR BREACH
AGROSCIENCES LLC, NICHOLAS D. HEIN,               )  OF FIDUCIARY DUTIES AND
CARLTON J. EIBL, THOMAS J. CABLE, JERRY D.        )  INJUNCTIVE RELIEF
CAULDER, PERRY J. GEHRING, LOUIS W.               )
PRIBILA, DAVID H, RAMMLER, WILLIAM C.             )
SCHMIDT, G. WILLIAM TOLBERT, W. WAYNE             )  JURY TRIAL DEMAND
WITHERS and DOES 1-25, inclusive                  )
                                                  )
     Defendants.                                  )
                                                  )
-------------------------------------------------

KEVIN J. YOURMAN (147159)
VAHN ALEXANDER (167373)
WEISS & YOURMAN
10940 Wilshire Blvd.
24th Floor
Los Angeles, California 90024
Tel: (310) 208-2800

Attorneys for Plaintiff


                        SUPERIOR COURT OF THE STATE OF CALIFORNIA

                              FOR THE COUNTY OF SAN DIEGO


PETER VERRONE on Behalf of Himself and all Others )  CASE NO:
Similarly Situated,                               )
                                                  )  (VIA FACSIMILE)
     Plaintiff,                                   )
                                                  )  CLASS ACTION
                                                  )  ------------
          v.                                      )
                                                  )
                                                  )
MYCOGEN CORPORATION, DOW                          )  COMPLAINT FOR BREACH
AGROSCIENCES LLC, NICHOLAS D. HEIN                )  OF FIDUCIARY DUTIES AND
CARLTON J. EIBL, THOMAS J. CABLE, JERRY D.        )  INJUNCTIVE RELIEF
CAULDER, PERRY J. GEHRING, LOUIS W.               )
PRIBILA, DAVID H, RAMMLER, WILLIAM C.             )
SCHMIDT, G. WILLIAM TOLBERT, W. WAYNE             )  JURY TRIAL DEMAND
WITHERS and DOES 1-25, inclusive                  )
                                                  )
     Defendants.                                  )
                                                  )
-------------------------------------------------

     Plaintiff, by his undersigned attorneys, for his complaint against defendants, alleges upon knowledge as to himself and his own acts, and upon information and belief, as to all other matters, as follows:

     1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the common stock of Mycogen Corporation ("Mycogen" or the "Company") and who are similarly situated ("the Class"), to enjoin the consummation of the proposed acquisition of the remaining shares of Mycogen by Dow AgroSciences LLC ("Dow") for a purchase price of $20.50 per share or $232 million (the "proposed transaction"). Alternatively, in the event that the proposed transaction is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties of care, candor and loyalty, described herein, owed by all defendants. The proposed transaction and the acts of defendants constitute a breach of defendants' fiduciary duties to plaintiff and the Class to take all necessary and appropriate steps to obtain the maximum value realizable for the shareholders of Mycogen.

                                    PARTIES

     2. Plaintiff Peter Verrone is, and has been since the announcement of the proposed transaction described herein, the owner of shares of common stock of Mycogen.

     3. Defendant Mycogen is a California corporation headquartered at 5501 Oberlin Drive, San Diego, California, 92121. The Company is publicly traded on the NASDAQ market exchange under the ticker symbol "MYCO" and currently has over 36,100,000 shares of common stock outstanding. Mycogen is a diversified agribusiness and biotechnology company that develops and markets seeds and value-added traits for genetically-enhanced crops and provides crop protection products and services. Mycogen's majority owner is Dow, a wholly-owned subsidiary of The Dow Chemical Company of Midland, Michigan.

     4. Defendant Dow (formerly DowElanco) is a wholly owned subsidiary of the Dow Chemical Company and maintains its principal offices at 9330 Zionsville Road, Indianapolis, Indiana, 46268. Dow owns approximately 69% of Mycogen. Dow employs more than 3,000 people in 26 countries and has worldwide sales of more than $2 billion. The company discovers, develops, manufactures and markets a wide range of agricultural and specialty products for farm, home and industrial use.

     5. Defendant Nicholas D. Hein ("Hein") is, and at all relevant times has been, Chairman of the Board of the Company. Defendant Hein is also Vice President of Biotechnology of Dow.

     6. Defendant Carlton J. Eibl ("Eibl") is, and at relevant times has been, President and Chief Executive Officer of the Company.

     7. Defendant Thomas J. Cable ("Cable") is, and at all relevant times has been, a Director of the Company.

     8. Defendant Jerry D. Caulder ("Caulder") is, and at all relevant times has been, a Director of the Company.

     9. Defendant Perry J. Gehring ("Gehring") is, and at all relevant times has been, a Director of the Company. Defendant Gehring is also Vice President of Research and Development of Dow.

     10. Defendant Louis W. Pribila ("Pribila") is, and at all relevant times has been, a Director of the Company. Defendant Pribila is also Vice President, Secretary and General Counsel of Dow.

     11. Defendant David H. Rammler ("Rammler") is, and at all relevant times has been, a Director of the Company.

     12. Defendant William C. Schmidt ("Schmidt") is, and at all relevant times has been, a Director of the Company. Defendant Schmidt is also Vice President and Chief Financial Officer of Dow.

     13. Defendant G. William Tolbert ("Tolbert") is, and at all relevant times has been, a Director of the Company. Defendant Tolbert is also a Director of Dow.

     14. Defendant W. Wayne Withers ("Withers") is, and at all relevant times has been, a Director of the Company.

     15. The true names and capacities of defendants used herein under California Code of Civil Procedure Section 474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

     16. Defendants Hein, Eibl, Cable, Caulder, Gehring, Pribila, Rammler, Schmidt, Tolbert and Withers (collectively the "Individual Defendants"), by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to Mycogen's shareholders, which fiduciary relationship, at all times relevant herein, required the Individual Defendants to exercise their best judgment and to act in a prudent manner and in the best interests of Mycogen's shareholders. A director is not permitted to act in his/her own self-interest to the detriment of the shareholders.

     17. Defendant Dow, as a majority shareholder of the Company, also stands in a fiduciary position relative to Mycogen's shareholders, which fiduciary relationship, at all times relevant herein, required Dow to exercise its best judgment and to act in a prudent manner and in the best interests of Mycogen's shareholders. A majority shareholder is not permitted to act in its own self-interest to the detriment of the shareholders.

     18. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in such defendant's capacity as an officer and/or director or majority shareholder of Mycogen, and the liability of each arises from the fact that he, she, or it has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                             JURISDICTION AND VENUE

     19.  This Court has proper jurisdiction over this action pursuant to
SECTION 410.10 of the California Code of Civil Procedure. The violations of law complained of herein occurred in this county. Furthermore, the amounts in controversy exceed the jurisdictional minimum of this Court.

     20. Venue is proper in the Superior Court of the County of San Diego pursuant to California Code of Civil Procedure SECTIONS 395 and 395.5.

                           CLASS ACTION ALLEGATIONS

     21. Plaintiff brings this action individually on his own behalf and as a class action, on behalf of all stockholders of Mycogen (except defendants herein, and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

     22.  This action is properly maintained as a class action.

     23. The class is so numerous that joinder of all members is impracticable. As of May 1998, there were over 36,100,000 shares of Mycogen common stock outstanding. The disposition of their claims in a class action will be of benefit to the parties and the Court. The record holders of Mycogen's common stock can be easily determined from the stock transfer journals maintained by Mycogen or its agents.

     24. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this action as a class action.

     25. There is a well-defined community of interests in the questions of law and fact involved affecting the members of the Class. Among the questions of law and fact which are common to the Class, which predominate over questions affecting any individual class member are, INTER ALIA, the following:

          a. whether the proposed transaction is grossly unfair to the public stockholders of Mycogen,

          b. whether defendants have failed to disclose all material facts relating to the proposal including the potential positive future financial benefits which they expect to derive from Mycogen;

          c. whether defendants willfully and wrongfully failed or refused to obtain or attempt to obtain a purchaser for the assets of Mycogen at a higher price than the Dow proposal;

          d. whether plaintiff and the other members of the Class would be irreparably damaged were the proposed transaction complained of herein consummated;

          e. whether defendants have breached or aided and abetted the breach of fiduciary and other common law duties owned by them to plaintiff and the members of the Class; and

          f. whether plaintiff and the members of the Class have been damaged and what is the proper measure of damages.

     26. Plaintiff is a member of the Class and is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those she seeks to represent. Plaintiff is an adequate representative of the Class.

     27. The likelihood of individual class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, the defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for their wrongs alleged herein. This Court is an appropriate forum for this dispute.

                          SUBSTANTIVE ALLEGATIONS

     28. Mycogen was founded in 1983 by chemical engineer Andrew Barnes, biochemist David Edwards, and defendant Rammler. The goal was to use genetic engineering techniques to create alternatives to chemical pesticides. Mycogen went public in 1987 and acquired control of seed company Agrigenetics from The Lubrizol Corporation ("Lubrizol") in 1992. That year it also took a controlling interest in Lubrizol. One of the keys to Mycogen's rapid growth was its discovery of a protein-delivery system, a gelatin capsule that protects the Bt toxin from ultraviolet rays and plant acidity.

     29. The San Diego-based company develops technology-based seed and biopesticide products that control agricultural pests and improve crop yields. Using its proprietary "Bacillus thuringiensis" (Bt) biotoxin gene technology, Mycogen has developed pesticides that can target specific pests. Its Mycogen Seeds division develops genetically enhanced pest-resistant planting seeds. Mycogen Crop Protection develops fungicides, herbicides, and insecticides, while its Soilserv subsidiary provides specialized crop-protection services. Mycogen also conducts research with other companies, including seed giant Pioneer Hi-Bred.

     30. In February 1996, Dow purchased 37% of Mycogen's common stock from Lubrizol, and in a simultaneous transaction, Mycogen issued Dow 9% of its common stock in return for cash and Dow seed businesses. As part of this transaction, Dow entered into an agreement (the "1996 Agreement") whereby it was prohibited from acquiring all of the shares of Mycogen prior to February 1999.

     31. Nevertheless, since 1996, Dow has substantially increased its interest in Mycogen. For example, as recently as November 12, 1997, defendants issued a press release over the PR NEWSWIRE entitled MYCOGEN BOARD APPROVES $75 MILLION PRIVATE PLACEMENT WITH DOW/ELANCO. The release stated in pertinent part:

     The Board of Directors of Mycogen Corporation (Nasdaq: MYCO) today approved private placement of up to $75 million in newly issued shares of Mycogen common stock with the company's majority owner, DowElanco.

                                     *****

     As of October 31, 997, DowElanco, a wholly owned subsidiary of The Dow Chemical Company (NYSE: DOW), owned 18.1 million shares, or approximately
     57.5 percent of Mycogen's 31.4 million outstanding common shares.

     32. This private placement boosted Dow's stake in Mycogen from 57.5% to 63%. Shortly thereafter, Dow increased its interest in Mycogen once more. On or about March 17, 1998, defendant Dow issued the following press release over the PR NEWSWIRE entitled DOW AGROSCIENCES PURCHASES ADDITIONAL MYCOGEN SHARES. The release stated:

     Dow AgroSciences today announced it has purchased $40.1 million of additional equity in Mycogen Corporation from Pioneer Hi-Bred International, Inc. The acquisition totals two (2) million shares of Mycogen common stock at $20.059 per share.

     "DOW AGROSCIENCES IS PLEASED TO ADVANCE ITS INTEREST AND OWNERSHIP OF MYCOGEN," SAID NICK HEIN, VICE PRESIDENT OF BIOTECHNOLOGY AT DOW AGROSCIENCES AND CHAIRMAN OF MYCOGEN'S BOARD OF DIRECTORS. "WE'VE STATED BEFORE OUR BELIEF IN MYCOGEN'S LONG-TERM VALUE AND THAT WE WOULD CONTINUE FROM TIME TO TIME TO ENHANCE OUR INVESTMENT IN IT. We are doubly pleased that this change in ownership will in no way affect the joint research and product development collaboration formed by Mycogen and Pioneer in 1995."

     THE ADDITIONAL INVESTMENT IN MYCOGEN INCREASES DOW AGROSCIENCES' TOTAL OWNERSHIP FROM 63 PERCENT TO 69 PERCENT OF MYCOGEN'S OUTSTANDING COMMON SHARES.

     33. In response to Dow's acquisition of additional shares of Mycogen, THE DES MOINES REGISTER reported the following on or about March 18, 1998:

     WITH A MAJORITY INTEREST IN MYCOGEN EVEN BEFORE THE PURCHASE FROM PIONEER, DOW ALREADY HAD A STRONG INFLUENCE ON THE COMPANY, ANALYSTS SAID. THE ADDITIONAL SHARES WILL STRENGTHEN ITS GRIP, THEY SAID. "The expectation is it's going to own 100 percent of Mycogen at some point, so you have to get shares wherever you can," said George Dahlman, an analyst with Piper Jaffray in Minneapolis.

     34. Then, on or about April 30, 1998, defendants issued the following press release over the PR NEWSWIRE entitled DOW REQUESTS AMENDMENT TO AGREEMENT WITH MYCOGEN. The release noted:

     The Dow Chemical Company (NYSE:DOW), through its wholly owned subsidiary Dow AgroSciences LLC, announced today that it has requested an amendment to a 1996 agreement with Mycogen Corporation (Nasdaq: MYCO). The amendment would allow Dow AgroSciences to begin discussions regarding the acquisition of the remaining shares of Mycogen that it does not already own. Dow AgroSciences currently owns approximately 69 percent of Mycogen's outstanding shares.

     THE TERMS OF DOW AGROSCIENCES' 1996 AGREEMENT WITH MYCOGEN CURRENTLY STATE THAT DOW AGROSCIENCES CANNOT ACQUIRE THE REMAINING SHARES OF MYCOGEN BEFORE FEBRUARY 1999. IF MYCOGEN'S BOARD OF DIRECTORS AND THE INDEPENDENT DIRECTORS AGREE TO AMEND THE AGREEMENT, DOW AGROSCIENCES IS PREPARED TO BEGIN DISCUSSIONS IMMEDIATELY REGARDING A TRANSACTION IN WHICH MYCOGEN'S MINORITY SHAREHOLDERS WOULD RECEIVE $20.50 IN CASH PER SHARE. Under the terms of the proposed amendment, any transaction would be subject to the prior approval of Mycogen's board of directors and the independent directors.

     35. The following day, THE NEW YORK TIMES released an article regarding the proposed transaction which stated:

     The Dow Chemical Company said yesterday that it would seek talks to acquire the remaining shares of the Mycogen Corporation that it does not already own for $20.50 a share in cash. Dow AgroSciences LLC currently owns about 69 percent of Mycogen's outstanding shares. DOW AGROSCIENCES' OFFER OF $20.50 IN CASH WAS EQUAL TO YESTERDAY'S CLOSING PRICE FOR THE SHARES OF MYCOGEN, WHICH IS BASED IN SAN DIEGO. MYCOGEN'S MINORITY SHAREHOLDERS OWN 11.3 MILLION SHARES OF THE BIOTECHNOLOGY AND GENETICALLY ENGINEERED CROPS COMPANY, MAKING THE PROPOSED TRANSACTION WORTH $231.7 MILLION.

     36. In light of Dow's stranglehold over the Company, and its Board of Directors, Dow's request to amend the 1996 Agreement is a foregone conclusion. None of the directors can be considered "independent" and they cannot be expected to vigorously protect the rights and interests of Mycogen's public shareholders. Defendants' intention to pursue the above proposed transaction, a transaction which offers no premium whatsoever for Mycogen's shareholders, is in breach of their fiduciary duties of care, candor, and loyalty owed to the Company's stockholders to take all necessary steps to ensure that Mycogen's minority shareholders will receive the maximum value realizable for their shares in any extraordinary transaction involving the Company.

     37. The $20.50 per share price is not the result of arm's-length negotiations but was unilaterally set by Dow so that it could obtain complete ownership of Mycogen's assets and business at the lowest possible price. The intrinsic value of the equity of the Company is materially greater than the consideration proposed, taking into account, INTER ALIA, Mycogen's asset value, liquidation value, expected growth, full extent of its future earnings potential, expected increase in profitability, strength of its business, its revenues, cash flow, and earnings power.

     38. The defendants willingness to entertain the proposed transaction requires them to take all reasonable steps to assure the maximization of stockholder value, including the implementation of a bidding mechanism to foster a fair auction of those shares not held by Dow to the highest bidder or the exploration of strategic alternatives which will return greater or equivalent short-term value to the plaintiff and the Class.

     39. Defendants, knowing all of the above, have failed to take the necessary and appropriate steps to obtain the maximum value realizable for the public shareholders of Mycogen.

     40. There is no indication that defendants have taken any steps to ensure that the interests of Mycogen's minority shareholders, in maximizing the value of their holdings, are being protected from Dow's control. Defendants have not conducted an auction for those Mycogen shares not held by Dow, solicited other offers, or otherwise sought out other potential purchasers. Nor have defendants explored strategic alternatives which will obtain the highest possible price for Mycogen's stockholders or return greater or equivalent value to the plaintiff and the class.

     41. Further, if defendants accept Dow's proposal without seeking out other purchasers, defendants have inhibited the chances of receiving competing offers. If the proposed transaction is consummated, Mycogen's shareholders will be deprived of the opportunity for substantial gains which the Company may have realized.

     42. By reason of all of the foregoing, defendants herein have willfully participated in unfair dealing toward plaintiff and the other members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class.

     43. Defendants have violated fiduciary and other common law duties owed to the plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment, and have acted and are acting to the detriment of the Class.

     44. As a result of the actions of defendants, plaintiff and the Class have been and will be damaged in that they are not receiving the fair value of their Mycogen shares.

     45. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will succeed in excluding the Class from its fair proportionate share of Mycogen's assets and businesses, all to the irreparable harm of the Class.

     46.  Plaintiff and the Class have no adequate remedy of law.

                            FIRST CAUSE OF ACTION
                           AGAINST ALL DEFENDANTS
         FOR BREACH OF FIDUCIARY DUTIES OF CARE, CANDOR, AND LOYALTY
         -----------------------------------------------------------

     47. Plaintiff hereby incorporates by reference paragraphs 1 through 46 above as though fully set forth herein.

     48. By virtue of plaintiff's purchase of Mycogen's common stock, and the defendants' positions as directors and/or officers and majority shareholder of the Company, and because plaintiff reposed trust and confidence in them, the defendants owed to plaintiff fiduciary duties of care, candor and loyalty of the highest good faith, integrity and fair dealing.

     49. In taking and/or failing to take the actions hertofore alleged, defendants violated their fiduciary obligations to plaintiff.

     50. As a proximate result of defendants' aforesaid conduct, plaintiff was damaged by injury to his property, lost profits, loss of future income, and other general and specific damages.

     WHEREFORE, plaintiff prays for judgement and relief as follows:

          (1) declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

          (2) declaring that the defendants and each of them have committed or aided and abetted in a breach of their fiduciary duties to plaintiff and the other members of the Class;

          (3)  declaring the proposed transaction to be a nullity;

          (4) preliminary and permanently enjoining defendants and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed transaction;

          (5) in the event the proposed transaction is consummated rescinding it and setting it aside;

          (6) ordering defendants, jointly and severally, to account to plaintiff and the Class for all profits realized and to be realized by them as a result of the proposed transaction complained of and, pending such accounting, to hold such profits in a constructive trust for the benefit of plaintiff and other members of the Class;

          (7) ordering defendants to permit a stockholders' committee comprised of class members and their representatives only to ensure a fair procedure, adequate procedural safeguards, and independent input by plaintiff and the Class in connection with any proposed transaction for the shares of Mycogen;

          (8) awarding compensatory damages against defendants, jointly and severally, in the amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

          (9) awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

          (10) granting such other further relief as may be just and proper.

Dated: May 15, 1998

                                       KEVIN J. YOURMAN
                                       VAHN ALEXANDER
                                       WEISS & YOURMAN

                                       By: VAHN ALEXANDER
                                          -----------------------------------
                                           Vahn Alexander

                                       10940 Wilshire Blvd., 24th Floor
                                       Los Angeles, CA 90024
                                       (213) 208-2800

                                       Attorneys for Plaintiff

                                   JURY DEMAND

Plaintiff demands a trial by jury of all issues so triable.

Dated: May 15, 1998

                                       KEVIN J. YOURMAN
                                       VAHN ALEXANDER
                                       WEISS & YOURMAN

                                       By: VAHN ALEXANDER
                                          -----------------------------------
                                           Vahn Alexander

                                       10940 Wilshire Blvd.
                                       24th Floor
                                       Los Angeles, CA 90024
                                       (213) 208-2800

                                       Attorneys for Plaintiff